Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     GOLDCORP ANALYST TOUR TO HIGHLIGHT EXCITING FUTURE AT THREE CANADIAN
     GOLD MINES

     Toronto Stock Exchange: G
     New York Stock Exchange: GG

     VANCOUVER, Sept. 10 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) is pleased to provide updates at its three gold mines in Ontario, Canada: Red Lake,
Musselwhite and Porcupine, in advance of an upcoming tour of the three mine sites.

     Highlights

     <<
     Red Lake
     --------
     -   High Grade Zone continues with very strong exploration results at deepest drill levels.
     -   Positive in-fill drilling results between 45 and 47 level in the High
         Grade Zone.
     -   Cochenour exploration and development accelerating.

     Musselwhite
     -----------
     -   Discovery of Lynx zone has potential to significantly enhance future growth profile.
     -   Infrastructure upgrades advancing to accommodate extended mine life.
     -   Engineering underway on new shaft and development for higher production rates.

     Porcupine
     ---------
     -   Continued expansion of recently discovered zones at Hoyle Pond underground.
     -   Hoyle Pond Deep development project on schedule for 2014 completion.
     -   Hollinger project advancing to enhance Porcupine production profile.
     >>

     Mine tour presentation slides and complete drillhole databases are available at www.goldcorp.com.

     Red Lake

     Tour presentations at Red Lake will focus on the continued long-term potential at Goldcorp's cornerstone mine, including strong recent exploration success in the deep High Grade Zone (HGZ). Ongoing development progress and recent positive exploration results at the Cochenour project will also be highlighted. Progress on the potential for an open pit resource at Red Lake will also be presented within the context of overall district optimization plans.

     High Grade Zone Continues

     Drilling of the High Grade Zone (HGZ) has accelerated with recent improvements to underground infrastructure. Assays from recently completed drilling demonstrate extension of HGZ grades to the 51 level. In addition to drilling success in the deepest portions of the deposit, in-fill drilling between the 45 and 47 level of the HGZ has delivered positive results.

     Cochenour Development On Track

     The Cochenour project near Red Lake will be an important contributor to the long-term success of Red Lake. Construction progressed to an overall completion level of 15% on the 5-kilometer high speed haulage drift that will connect the Cochenour shaft with the Red Lake mine. Exploration drilling continued at the historic underground workings at the 2050' level to test the
GAP zone and the upper portions of the Bruce Channel and Cochenour deposits.
Currently 5 drills are operating underground at Cochenour. For planning purposes, the Company has sized the Cochenour project as a mineable deposit of
5 million gold ounces with initial steady-state gold production in excess of
250,000 ounces per year. A scoping study is expected to be completed by year-end, which will include details on grade, initial capital costs, mining rates and operating costs at Cochenour.

     Musselwhite

     A new ore body, Lynx, has been identified on the east limb of the synform. This discovery is near existing underground infrastructure and indicates vast new exploration targets and potential. The Lynx zone has the potential to significantly contribute to 2010 reserves and materially enhance the mine's gold production profile over the longer term. Tour presentations will also focus on infrastructure upgrades and development plans in light of favorable future prospects at Musselwhite.

     Lynx: A Major New Discovery

     The focus of 2010 exploration activities will be on defining the magnitude and extent of the recently discovered Lynx zone located above the current PQ Deeps structure. Average gold grade in the first 10 intersections of the discovery section significantly exceeds current reserve grade at
Musselwhite, with an average of 12 grams per tonne at average widths of six meters. Several strong gold intercepts have also been identified in zones north and south of the Lynx discovery section. The zone remains open up-dip, with a current strike extent greater than 200 meters.

     Infrastructure Enhancements to Address Future Production Expectations

     On September 5th, Musselwhite poured its 3 millionth ounce of gold. In light of expectations for significantly longer mine life than its current eight years, a number of projects underway or in the planning stages have been advanced or completed, including a new ventilation system upgrade that has increased air capacity by 25% and a tailings thickener that has significantly enhanced the capacity of the tailings facility.

     Porcupine

     Porcupine's Dome mine is celebrating its 100 year anniversary, and tour presentations will focus on the continued long-term potential at Porcupine's historic mining complex. An underground shaft project designed to efficiently access new and existing gold structures at Porcupine's Hoyle Pond underground operation is progressing steadily. In addition to continued underground success, the Company continues to define a focused plan to access the large gold resource at Hollinger.

     Hoyle Pond Development Progressing

     The Hoyle Pond underground shaft project is designed to efficiently access both the new depth extensions of current ore bodies as well as newly-
discovered zones such as the TVZ. The shaft will also lead to enhanced operational flexibility and efficiencies throughout the Hoyle Pond underground complex. Work to date has progressed on lateral development underground as well as infrastructure upgrades at surface and equipment procurement. First material is expected to be moved using the new shaft by the end of 2014.
     Recently assayed drill holes at Hoyle Pond continue to expand the TVZ and
VAZ target zones.

     Hollinger Plans Proceed with Community Support

     A feasibility study for the Hollinger open pit project is expected to be completed at year end. The permitting and consultation process is well underway with many key permits expected to be in place by early 2011. A community advisory committee has been formed to keep the public informed and allows for a formal venue for issues and concerns to be tabled to the Company.
If approved, work in 2011 will focus on the dewatering system, site demolition and clearing and haul road construction.

     About Goldcorp's Ontario Mines

     Goldcorp is the world's largest producer of Canadian gold, driven solely by production at its three Ontario mines: Red Lake, Porcupine, and
Musselwhite.

     Red Lake

     Red Lake Gold Mines (RLGM) is composed of two operating complexes: the
Red Lake and the Campbell Complex. Situated in one of the world's most prolific gold producing regions, RLGM has produced 20 million ounces since
1949 and it continues to be one of the highest-grade gold mines and lowest cost producers in the world. RLGM is also the largest gold mine in Canada. The
High Grade Zone alone has averaged more than two ounces of gold per ton.

     Porcupine

     Porcupine consists of the Hoyle Pond and Dome underground mines and a central milling facility. The operation has produced more than 64 million ounces of gold since production began in 1910 and includes North America's longest continually operating gold mine which is celebrating its 100th year of continuous mine and mill operations this year. The operating properties, combined with extensive and highly prospective land holdings, are strategically located in one of the world's great gold producing camps.

     Musselwhite

     Musselwhite is an underground gold mine and associated processing plant that produces approximately a quarter-million ounces of gold annually. It began commercial production on April 1, 1997. The mine is located on First
Nations traditional land, and Musselwhite's relationships with the local communities are recognized as best practice.

     Eleonore in Quebec

     A fourth Canadian gold project, Eleonore, is expected to be a key contributor to Goldcorp's long-term production pipeline starting in 2015. An update to the previous pre-feasibility study is underway that will include production rates reflective of the larger 2010 gold resource.
     Goldcorp is North America's fastest growing senior gold producer. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

     Cautionary Note Regarding Forward-Looking Statements

     This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995
and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc.
Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" "is expected",
"budget", "scheduled", "estimates", "forecasts", "intends", "anticipates",
"believes" or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could",
"would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations;
changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors"
in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date. Except as otherwise indicated by
Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

     %CIK: 0000919239

     /For further information: Jeff Wilhoit, Vice President, Investor
Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001,
E-mail: info(at)goldcorp.com, website: www.goldcorp.com/
     (G. GG)

CO:  Goldcorp Inc.

CNW 14:18e 10-SEP-10